[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]




August 10, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: JNL Separate Account - I ("Registrant") of Jackson National Life Insurance Company
     File No. 811-08664

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is a registration statement on Form N-4 ("Form N-4 Registration Statement").

The prospectus contained in the Form N-4 Registration Statement is similar to the prospectus contained in another registration statement on Form N-4 filed by Registrant (File Nos. 333-70472 and 811-08664) (the "Prior Filing"), except for the following:

     o    Premiums are accepted only during the first six Contract months;

     o The Mortality and Expense Risk Charge is set based upon a breakpoint schedule;

     o    There are only two optional death benefits;

     o There is a different withdrawal charge schedule and no shortened withdrawal charge option;

     o There is no Guaranteed Minimum Income Benefit, Premium Credit, nor 20% Additional Free Withdrawal option available; and

     o    There are only three Guaranteed Minimum Withdrawal Benefit options.

In accordance with Rule 461 under the 1933 Act, the registrant and Jackson National Life Distributors LLC, the registrant's principal underwriter, hereby reserve the ability to orally request acceleration of the effective date of the registration statement. The registrant and Jackson National Life Distributors LLC are aware of their respective obligations under the 1933 Act.

Following are the representations requested in the Commission's press release dated June 24, 2004:

         STATEMENT OF REGISTRANT'S POSITION

         Notwithstanding our providing below the requested acknowledgements, we respectfully disagree with your characterization of them as a "'Tandy' Representation." The term has, in fact, taken on a special meaning with adverse connotations in the lexicon of securities law terminology. As originally developed and so used until recently, the Tandy letter procedure reflected a compromise where a registrant sought to go effective immediately

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Securities and Exchange Commission
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August 10, 2006

         notwithstanding the SEC staff having commenced an inquiry into a possible securities law violation by the registrant. We are aware of no such inquiry.

         TANDY ACKNOWLEDGEMENTS

         We hereby acknowledge and agree as follows:

               o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

               o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

               o the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, Registrant reserves all rights, in the event of litigation, to make use of its participation in the comment process and the record of correspondence between Registrant and the Staff to the extent legally permissible and consistent with the foregoing representations.

Please call or e-mail me with your questions or comments. My direct line is
(517) 367-3835, and my e-mail address is tony.dowling@jnli.com.

Sincerely,

ANTHONY L. DOWLING

Anthony L. Dowling
Senior Attorney